UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 82605 / January 30, 2018

ADMINISTRATIVE PROCEEDING
File No. 3-18326

In the Matter of **American Nano Silicon Technologies, Inc.,** **American Soil Technologies, Inc.,** **Andalay Solar, Inc., and** **Crimson Forest Entertainment Group, Inc.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO CRIMSON FOREST ENTERTAINMENT GROUP, INC.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Crimson Forest Entertainment Group, Inc. ("Crimson Forest" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on December 27, 2017, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Crimson Forest Entertainment Group, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

1.   Crimson Forest (CIK No. 1529516) is a Nevada corporation located in West Hollywood, California. At all times relevant to this proceeding, the securities of Crimson Forest have been registered under Exchange Act Section 12(g). As of December 20, 2017, the company's stock (symbol "CRIM") was quoted on OTC Link (previously "Pink Sheets") operated by OTC Markets Group Inc. ("OTC Link"), had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

2.   Crimson Forest failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended November 30, 2015.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked. The revocation is effective as of January 31, 2018.

By the Commission.

Brent J. Fields
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.